UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
 (Translation of registrant’s name into English)

Republic of Peru
 (Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date: October 25, 2018

Buenaventura Announces Third Quarter
and Nine Month 2018 Results

Lima, Peru, October 25, 2018 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the third quarter (3Q18) and nine-month (9M18) period ended September 30, 2018. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Third Quarter 2018 Highlights:

•
3Q18 EBITDA from direct operations was US$ 53.1 million compared to US$ 118.4 million reported in 3Q17, primarily due to by lower metal prices and lower volume sold (Orcopampa and La Zanja). 3Q18 Adjusted EBITDA (including associated companies) reached US$ 143.1 million, compared to US$ 186.7 million in 3Q17.

•	3Q18 Net Loss was US$ 10.3 million, compared to a net loss of US$ 12.0 for the same period in 2017.
•
The Company’s De-Bottlenecking Program is proceeding well, with better than expected results. Estimated EBITDA for 2018 has increased from US$ $15-25 million to US$ $28-35 million (Please see page 8 for more details).

•
Buenaventura has successfully maintained its disciplined approach to capital allocation thereby generating FCF despite a lower EBITDA than previously budgeted (Please see pages 9 and 10 for more details).

•	A dividend payment of US$ 0.06 per share/ADS was approved by Buenaventura’s Board.
•
During the quarter, the Company benefited from its Business Interruption Insurance related to problems detected with the 20x30 mill at El Brocal in May 2017. During 3Q18, the Company received US$ 10 million from a US$ 55 million total possible claim.

Financial Highlights (in millions of US$, except EPS figures):

	3Q18	3Q17	Var%	9M18	9M17	Var%
Total Revenues	271.9	368.8	-26%	911.4	903.7	1%
Operating Profit	-27.1	57.4	N.A.	33.8	100.3	-66%
EBITDA Direct Operations	53.1	118.4	-55%	239.3	255.6	-6%
Adjusted EBITDA (Inc Associates)	143.1	186.7	-23%	507.9	463.6	10%
Net Income / Net Loss	-10.3	-12.0	14%	59.4	52.5	13%
EPS*	-0.04	-0.05	14%	0.23	0.21	13%

(*) as of September 30, 2018 Buenaventura had a weighted average number of shares outstanding of 253,986,867.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Operating Revenues

3Q18 net sales were US$ 266.1 million compared to US$ 363.3 million reported in 3Q17. This result was primarily due to a decrease in volumes sold of gold (32% decrease QoQ), silver (12% decrease QoQ), as well as to lower prices of all metals sold.

Royalty income increased 5%; from US$ 5.5 million in 3Q17 to US$ 5.8 million in 3Q18 due to a 6% increase in revenues at Yanacocha.

Operating Highlights	3Q18	3Q17	Var%	9M18	9M17	Var%
Net Sales (in millions of US$)	266.1	363.3	-27%	896.4	888.2	1%
Average Realized Gold Price (US$/oz) (1) (2)	1,186	1,286	-8%	1,279	1,265	1%
Average Realized Gold Price (US$/oz) Inc. Affiliates (3)	1,196	1,282	-7%	1,275	1,254	2%
Average Realized Silver Price (US$/oz) (1) (2)	13.91	16.39	-15%	15.52	16.58	-6%
Average Realized Lead Price (US$/MT) (1) (2)	1,929	2,458	-21%	2,268	2,319	-2%
Average Realized Zinc Price (US$/MT) (1) (2)	1,773	3,115	-43%	2,792	2,888	-3%
Average Realized Copper Price (US$/MT) (1) (2)	5,914	6,618	-11%	6,448	6,045	7%

Volume Sold	3Q18	3Q17	Var%	9M18	9M17	Var%
Consolidated Gold Oz1	81,427	120,475	-32%	263,034	281,395	-7%
Gold Oz Inc. Associated Companies [3]	171,139	197,464	-13%	475,381	500,522	-5%
Consolidated Silver Oz [1]	6,300,897	7,154,665	-12%	19,275,666	18,545,059	4%
Consolidated Lead MT [1]	11,945	10,079	19%	30,467	29,199	4%
Consolidated Zinc MT [1]	15,161	14,798	2%	49,745	45,688	9%
Consolidated Copper MT [1]	11,825	11,273	5%	32,242	31,152	4%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price considers the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Production and Operating Costs

In 3Q18, Buenaventura’s equity gold production was 72,518 ounces compared to 97,197 reported in 3Q17 mainly due a decrease in production at Orcopampa (48% decrease QoQ) and La Zanja (46% decrease QoQ). Lead equity production increased by 18% compared to 3Q17 primarily due to a 18% increase in production at the Uchucchacua mine and a 55% increase at the El Brocal mine. Zinc equity production increased by 17% compared to 3Q17 primarily due to a 69% increase in production at the Uchucchacua mine. Copper equity production increased by 8% compared to 3Q17, mainly due to an 8% increase in production at the El Brocal mine.

Buenaventura´s 9M18 equity gold production was 238,993; in line with the production reported in 9M17 of 239,621. 9M18 equity silver production increased by 5% as compared to 9M17, primarily due to an increase in production at Tambomayo. Buenaventura´s equity zinc production increased 18% in the 9M18 period compared to 9M17, primarily due to an 83% increase in production at Uchucchacua.

Equity Production	3Q18	3Q17	Var%	9M18	9M17	Var%
Gold Oz Direct Operations(1)	72,518	97,198	-25%	238,993	239,621	0%
Gold Oz including Associated(2) Companies	164,717	176,516	-7%	459,942	457,013	1%
Silver Oz Direct Operations(1)	6,370,003	6,478,420	-2%	19,664,298	18,693,908	5%
Silver Oz including Associated Companies	6,720,995	6,875,783	-2%	20,982,583	19,807,104	6%
Lead MT	11,094	9,418	18%	28,360	26,915	5%
Zinc MT	15,491	13,203	17%	47,672	40,336	18%
Copper MT Direct Operations(1)	7,715	7,124	8%	21,097	20,400	3%
Copper MT including Associated Companies	32,170	32,312	0%	90,384	91,957	-2%

Consolidated Production	3Q18	3Q17	Var%	9M18	9M17	Var%
Gold Oz(3)	82,719	115,154	-28%	269,860	291,322	-7%
Silver Oz(3)	6,879,477	6,902,597	0%	20,885,301	19,961,468	5%
Lead MT(3)	13,711	11,113	23%	34,231	32,915	4%
Zinc MT(3)	19,248	17,712	9%	61,515	56,089	10%
Copper MT(3)	12,529	11,584	8%	34,264	33,162	3%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 53.06% of La Zanja, 61.43% of el Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.
(3)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Tambomayo (100% owned by Buenaventura)

Production
		3Q18	3Q17	Var %	9M18	9M17	Var %
Gold	Oz	33,279	24,115	38%	98,145	36,570	168%
Silver	Oz	929,949	678,828	37%	3,056,558	974,207	214%

Cost Applicable to Sales
		3Q18	3Q17	Var %	9M18	9M17	Var %
Gold	US$/Oz	642	714	-10%	568	715	-21%

3Q18 year on year gold production at Tambomayo increased due to the fact that during 3Q17 the plant was completing the ramp-up phase. Cost Applicable to Sales (CAS) in 3Q18 decreased 10%, to 642 US$/Oz, compared to 714 US$/Oz in 3Q17.

Gold production guidance for 2018 is 125k – 135k ounces and silver production guidance is 3.5M – 4.5M ounces.

Orcopampa (100% owned by Buenaventura)

Production
		3Q18	3Q17	Var %	9M18	9M17	Var %
Gold	Oz	26,835	51,672	-48%	102,516	140,920	-27%
Silver	Oz	76,242	160,465	-52%	301,647	423,706	-29%

Cost Applicable to Sales
		3Q18	3Q17	Var %	9M18	9M17	Var %
Gold	US$/Oz	1,052	699	51%	931	745	25%

The decrease in 3Q18 gold production at Orcopampa was primarily due to a 46% QoQ decrease in ore treated. Cost Applicable to Sales (CAS) increased 51% in 3Q18 to 1,052 US$/Oz, compared to 699 US$/Oz in 3Q17, primarily due to a decrease in volume sold.

As previously discussed in the Company’s most recent Operating Report released on October 9, 2018, the plan to centralize Orcopampa’s operations have successfully continued. The strategy is to prioritize its De-Bottlenecking Program over ore mineral extraction.

Gold production guidance for 2018 is 120k – 140k ounces.

La Zanja (53.06% owned by Buenaventura)

Production
		3Q18	3Q17	Var %	9M18	9M17	Var %
Gold	Oz	18,147	33,569	-46%	51,529	96,470	-47%
Silver	Oz	50,038	67,129	-25%	163,067	197,938	-18%

Cost Applicable to Sales
		3Q18	3Q17	Var %	9M18	9M17	Var %
Gold	US$/Oz	849	761	12%	935	762	23%

Gold production in 3Q18 decreased by 46% year on year, in line with the Company’s guidance released at the beginning of 2018. 3Q18 Cost Applicable to Sales (CAS) was 849 US$/Oz; a 12% increase compared to 761 US$/Oz in 3Q17, mainly due to a 47% QoQ decrease in volume sold.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Gold production guidance for 2018 is 70k – 80k ounces.

Coimolache (40.10% owned by Buenaventura)

Production
		3Q18	3Q17	Var %	9M18	9M17	Var %
Gold	Oz	54,011	43,320	25%	123,484	106,290	16%
Silver	Oz	235,866	231,370	2%	598,503	537,587	11%

Cost Applicable to Sales
		3Q18	3Q17	Var %	9M18	9M17	Var %
Gold	US$/Oz	593	485	22%	647	500	29%

3Q18 gold production at Coimolache increased by 25% as compared to the same period last year, in line with the mine production plan. 3Q18 Cost Applicable to Sales (CAS) increased by 22%, compared to 485 US$/Oz in 3Q17, due to a higher stripping ratio: 0.79 in 3Q18 vs. 0.28 in 2Q17, and a 92% QoQ increase in hauling expenses, mainly due to the purchase of ore from Goldfields.

Gold production guidance for 2018 is 160k – 180k ounces.

Uchucchacua (100% owned by Buenaventura)

Production
		3Q18	3Q17	Var %	9M18	9M17	Var %
Silver	Oz	3,744,036	4,121,319	-9%	12,163,232	12,454,235	-2%
Zinc	MT	6,556	3,891	69%	15,974	8,722	83%
Lead	MT	5,214	4,421	18%	14,161	11,215	26%

Cost Applicable to Sales
		3Q18	3Q17	Var %	9M18	9M17	Var %
Silver	US$/Oz	9.91	11.00	-10%	9.92	10.89	-9%

3Q18 silver production at Uchucchacua decreased primarily due to a 20% QoQ reduction in ore grades. 3Q18 Cost Applicable to Sales (CAS) of 9.91 US$/Oz was 10% lower than 11.00 US$/Oz in 3Q17, primarily due to increased by-product contribution (lead and zinc) and a 51% QoQ reduction in exploration expenses.

Silver production guidance for 2018 is 15.0 million – 17.0 million ounces.

Mallay (100% owned by Buenaventura)

Production
		3Q18	3Q17	Var %	9M18	9M17	Var %
Silver	Oz	126,476	216,637	-42%	416,411	917,378	-55%
Zinc	MT	905	1,403	-35%	3,044	5,821	-48%
Lead	MT	416	763	-46%	1,367	3,459	-60%

Cost Applicable to Sales
		3Q18	3Q17	Var %	9M18	9M17	Var %
Silver	US$/Oz	13.10	12.29	7%	12.60	13.37	-6%

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Mallay silver, lead and zinc production decreased in 3Q18, in-line with guidance released at the beginning of 2018. 3Q18 Cost Applicable to Sales (CAS) of 13.10 US$/Oz was 7% higher than 12.29 US$/Oz in 3Q17, primarily due to a decrease in volume sold.

Silver production guidance for 2018 from Mallay´s mining operation is 0.4 million – 0.5 million ounces.

Julcani (100% owned by Buenaventura)

Production
		3Q18	3Q17	Var %	9M18	9M17	Var %
Silver	Oz	692,728	643,051	8%	1,817,159	1,957,169	-7%

Cost Applicable to Sales
		3Q18	3Q17	Var %	9M18	9M17	Var %
Silver	US$/Oz	14.63	15.39	-5%	15.33	15.04	2%

3Q18 silver production increased 8% QoQ primarily due to a 37% QoQ increase in ore grades despite a 22% QoQ decrease in ore treated. 3Q18 Cost Applicable to Sales (CAS) of 14.63 US$/Oz was 5% lower than 15.39 US$/Oz in 3Q17 despite a lower volume sold primarily due to the Company’s success in centralizing the operation.

Silver production guidance for 2018 is 2.3 million – 2.5 million ounces.

El Brocal (61.43% owned by Buenaventura)

Production
		3Q18	3Q17	Var %	9M18	9M17	Var %
Copper	MT	12,483	11,531	8%	34,139	32,994	3%
Zinc	MT	9,741	11,658	-16%	35,892	40,727	-12%
Silver	Oz	1,260,009	1,015,170	24%	2,967,226	3,036,835	-2%
Lead	MT	6,784	4,383	55%	15,222	15,512	-2%

Cost Applicable to Sales
		3Q18	3Q17	Var %	9M18	9M17	Var %
Copper	US$/MT	5,741	5,201	10%	5,377	4,992	8%
Zinc	US$/MT	813	1,789	-55%	1,516	1,875	-19%

3Q18 copper production increased 8% compared to 3Q17, mainly due to a 35% QoQ increase in the amount of ore treated. Zinc production in 3Q18 decreased 16% compared to 3Q17, mainly due to a lower ore grade (a 16% decrease QoQ).

In 3Q18, zinc Cost Applicable to Sales (CAS) decreased by 55% compared to 1,789 US$/MT, primarily explained by a decrease in commercial deductions. Copper CAS in 3Q18 increased by 10%, compared to 5,201 US$/MT in 3Q17, mainly due to an increase in exploration expenses.

Zinc production guidance for 2018 is 45k – 55k MT, while copper production guidance for 2018 is 45k – 55k MT.

At El Brocal, the Company benefited from its Business Interruption Insurance related to problems detected with the 20x30 mill in May 2017. During 3Q18, the Company received US$ 10 million from a possible total claim of US$ 55 million.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

General and Administrative Expenses

3Q18 General and Administrative expenses were US$ 15.9 million; a 21% decrease as compared to the US$ 20.2 million in 3Q17.

Exploration in Non-Operating Areas

3Q18 Exploration costs in Non-Operating Areas were US$ 9.8 million compared with US$ 4.4 million in 3Q17. During the period, Buenaventura primarily focused its exploration efforts on the Yumpaq area (US$ 4.30 million), Marcapunta Norte (US$ 2.66 million) and Emperatriz (US$ 1.12 million).

Share in Associated Companies

During 3Q18, Buenaventura’s share in associated companies was US$ 22.2 million, compared to negative US$ 32.9 million reported in 3Q17, comprised of:

Share in the Result of Associates (in millions of US$)	3Q18	3Q17	Var %	9M18	9M17	Var %
Cerro Verde	18.3	-30.5	N.A.	82.4	25.9	218%
Coimolache	4.7	5.6	-16%	9.0	13.6	-34%
Yanacocha	-0.9	-8.0	-89%	-20.2	-30.6	34%
Total	22.2	-32.9	N.A.	71.2	8.9	700%

YANACOCHA

At Yanacocha, which is 43.65% owned by Buenaventura, 3Q18 gold production was 153,523 ounces; 67,013 ounces of which were attributable to Buenaventura. This represents an 8% decrease as compared to the 141,923 ounces produced in 3Q17; 61,949 ounces of which were attributable to Buenaventura. For 9M18, gold production was 373,099; 162,858 ounces of which were attributable to Buenaventura, a 7% decrease as compared to 400,401 ounces in 9M17; 174,775 ounces of which were attributable to Buenaventura.

Gold production guidance at Yanacocha for 2018 is 470k – 545k ounces.

In 3Q18, Yanacocha reported a net loss of US$ 1.9 million, compared to a net loss of US$ 18.3 million reported in 3Q17.

CAS in 3Q18 was US$ 756/oz; a 31% decrease as compared to the US$ 1,098/oz reported in 3Q17 mainly due to more volume sold (increase of 13% QoQ), lower stripping ratio (0.99 in 3Q18 vs. 2.69 in 3Q17) and improved metallurgical results from “transitional ore”.

Capital expenditures at Yanacocha were US$ 40.48 million in 3Q18.

The Quecher Main project, an oxide deposit, is currently in its Execution Phase. First production is expected in early 2019 with commercial production expected in the fourth quarter of 2019. The Quecher Main project extends the life of the Yanacocha operation until 2027, with average annual gold production of 200,000 ounces per year expected between 2020 and 2025. Cost applicable to sales (CAS) is expected to be between US$ 750 and US$ 850 per ounce and AISC between US$ 900 and US$ 1,000. Total CAPEX for the project is expected to be between US$ 250 and US$ 300 million; US$ 80 – US$ 90 million of which will be deployed in 2018.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), 3Q18 copper production was 124,902 MT; 24,456 MT of which is attributable to Buenaventura, in-line with the figure reported in 3Q17 of 128,644 MT; 25,189 MT of which was attributable to Buenaventura. 9M18 copper production was 353,865 MT; 69,287 MT of which was attributable to Buenaventura. In-line with 365,459 MT reported in 9M17; 71,557 MT of which was attributable to Buenaventura.

During 3Q18, Cerro Verde reported net income of US$ 93.6 million compared to net loss of US$ 155.8 million in 3Q17. This increase was primarily due to the pre-tax charges of US$ 376.6 million recorded in 3Q17 due to of the Royalty Dispute. Additionally, the increased income reflects a US$ 69 million one-time charge associated with the negotiation of new 3-year labor agreement.

Capital expenditures at Cerro Verde were US$ 63.97 million in 3Q18.

Copper production guidance at Cerro Verde for 2018 is 460k MT – 500k MT.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), 3Q18 attributable contribution to net income was US$ 4.7 million, as compared to US$ 5.6 million in 3Q17.

De-Bottlenecking Program – 3Q18 Update

Buenaventura’s De-Bottlenecking Program continues to make progress with significant positive results.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Name	Phase 1 Progress	Stage	Objectives	End date	EBITDA 3Q18	EBITDA 4Q18
El Brocal	U/G Mine Design Optimization	1A U/G Mining Methods improvements		Phase 1: Change in mining plan	Exploitation of existing pillars	2020		
				Phase 2: Optimization of sub level stopping	Reduction in preparation meters	2020		
		1B Backfill System		Increase mine recovery	Minimize the generation of new pillars	2020		
		1C Transportation System	100%	Phase 1: Esperanza Tunnel Connection	Transportation cost savings: 1.77 US$/Ton	3Q18	$0.5 M	$0.5-1.0 M
	O/P Mine Design Optimization	2 Transition O/P from Polymetallic to Copper Ore	80%	Phase 1: Surface rights	Complete relocation of "Smelter Village"	2019		
				Phase 2: Pit Design	Detail engineering	2019		
		3 13K Copper Production	98%	Phase 1: 13k processing plant and overland	Stabilization of U/G mine at 13K MTPD (Current Avg. 10.5k)	4Q18		
				Phase 2: 10.5 – 13.0k MTPD	Ramp up U/G mine production	2019/2020		
	Process Plant Tuning	4 Processing Plant Tuning	100%	Phase 1: Stable plant, 20x30 Mill	16k TPD -> 20 kTPD		$10.9 M	$12-15 M
				Phase 2: Ramp up	5% increase annual throughput	2019		
					TOTAL		$13.9M	$14.5 – 21.0M
					Increased EBITDA 2018		$28 – 35 M

Variations in EBITDA and CAPEX

The Company’s budgeted EBITDA has been impacted by lower metals prices and lower production coming from Orcopampa, El Brocal and Uchuchacua.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

In order to maximize the Company’s Cash Flow generation, the full year estimated CAPEX has been reduced from US$ 130 – 170 million to US$ 80 – 120 million.

Other

During the October 25, 2018 Board Meeting of Directors the following resolution was passed:

Declaration of a cash dividend in the amount of US$ 0.06 per share or ADS. The record date is November 16, 2018 to be paid to shareholders on November 30, 2018.

***

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache and is developing the Tambomayo project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2017 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

**Tables to follow**
APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of September 30, 2018)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A. **	40.10	Tantahuatay
Minera Yanacocha S.R.L. **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

 (*)Consolidated
(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

APPENDIX 2
Mining Unit	Operating Results	Unit	3Q18	3Q17	△%	9M18	9M17	△ %
Underground
Tambomayo	Ore Milled	DMT	143,601	105,105	37%	415,780	199,491	108%
	Ore Grade	Oz/MT	0.25	0.27	-6%	0.25	0.23	11%
	Recovery Rate	%	92.01	85.51	8%	92.01	80.21	15%
	Ounces Produced*	Oz	33,279	24,115	38%	98,145	36,570	168%
Orcopampa	Ore Milled	DMT	72,418	135,217	-46%	310,046	371,686	-17%
	Ore Grade	Oz/MT	0.37	0.38	-4%	0.33	0.38	-14%
	Recovery Rate	%	97.35	97.29	0%	97.30	97.04	0%
	Ounces Produced*	Oz	26,835	51,672	-48%	102,516	140,920	-27%
Open Pit
La Zanja	Ounces Produced	Oz	18,147	33,569	-46%	51,529	96,470	-47%
Tantahuatay	Ounces Produced	Oz	54,011	43,320	25%	123,484	106,290	16%
(*) Includes ounces from retreatment of tailing dams

Silver Production
Mining Unit	Operating Results	Unit	3Q18	3Q17	△%	9M18	9M17	△ %
Underground
Tambomayo	Ore Milled	DMT	143,601	105,105	37%	415,780	199,491	108%
	Ore Grade	Oz/MT	7.46	10.28	-27%	8.56	8.83	-3%
	Recovery Rate	%	86.75	62.85	38%	85.05	55.25	54%
	Ounces Produced	Oz	929,949	678,828	37%	3,056,558	974,207	214%
Uchucchacua	Ore Milled	DMT	359,652	353,053	2%	1,032,426	1,039,166	-1%
	Ore Grade	Oz/MT	11.56	14.52	-20%	13.31	14.58	-9%
	Recovery Rate	%	89.95	80.37	12%	86.66	82.22	5%
	Ounces Produced	Oz	3,744,036	4,121,319	-9%	12,163,232	12,454,235	-2%
Julcani	Ore Milled	DMT	29,055	37,197	-22%	80,140	114,125	-30%
	Ore Grade	Oz/MT	24.45	17.85	37%	23.26	17.72	31%
	Recovery Rate	%	97.54	96.84	1%	97.32	96.77	1%
	Ounces Produced	Oz	692,728	643,051	8%	1,817,159	1,957,169	-7%
Mallay	Ore Milled	DMT	25,093	35,263	-29%	70,573	139,223	-49%
	Ore Grade	Oz/MT	5.88	6.75	-13%	6.73	7.28	-8%
	Recovery Rate	%	44.64	90.97	-51%	74.64	90.50	-18%
	Ounces Produced	Oz	126,476	216,637	-42%	416,411	917,378	-55%
Marcapunta	Ore Milled	DMT	892,731	660,664	35%	2,296,665	1,830,062	25%
	Ore Grade	Oz/MT	0.72	0.62	17%	0.73	0.63	16%
	Recovery Rate	%	58.90	66.78	-12%	61.39	63.15	-3%
	Ounces Produced	Oz	381,209	272,874	40%	1,028,868	726,311	42%
Open Pit
Tajo Norte	Ore Milled	DMT	863,855	827,669	4%	2,605,547	2,390,826	9%
	Ore Grade	Oz/MT	1.48	1.27	17%	1.14	1.35	-16%
	Recovery Rate	%	68.71	70.74	-3%	65.54	71.80	-9%
	Ounces Produced	Oz	878,800	742,295	18%	1,938,358	2,310,524	-16%

Zinc Production
Mining Unit	Operating Results	Unit	3Q18	3Q17	△%	9M18	9M17	△ %
Underground
Tambomayo	Ore Milled	DMT	143,601	105,105	37%	415,780	199,491	108%
	Ore Grade	%	2.16	2.57	-16%	2.20	2.36	-7%
	Recovery Rate	%	65.85	28.22	133%	71.37	17.43	309%
	MT Produced	MT	2,046	761	169%	6,606	820	706%
dwa	Ore Milled	DMT	359,652	353,053	2%	1,032,426	1,039,166	-1%
	Ore Grade	%	2.44	1.87	30%	2.23	1.61	38%
	Recovery Rate	%	74.33	58.78	26%	69.08	52.03	33%
	MT Produced	MT	6,556	3,891	69%	15,974	8,722	83%
Mallay	Ore Milled	DMT	25,093	35,263	-29%	70,573	139,223	-49%
	Ore Grade	Oz/MT	4.35	4.48	-3%	5.08	4.74	7%
	Recovery Rate	%	38.22	84.80	-55%	66.66	85.49	-22%
	MT Produced	MT	905	1,403	-35%	3,044	5,821	-48%
Open Pit
Tajo Norte	Ore Milled	DMT	863,855	827,669	4%	2,605,547	2,390,826	9%
	Ore Grade	%	2.05	2.44	-16%	2.35	2.80	-16%
	Recovery Rate	%	54.96	57.79	-5%	58.58	60.78	-4%
	MT Produced	MT	9,741	11,658	-16%	35,892	40,727	-12%

Copper Production
Mining Unit	Operating Results	Unit	3Q18	3Q17	△%	9M18	9M17	△ %
Underground
Marcapunta	Ore Milled	DMT	892,731	660,664	35%	2,296,665	1,830,062	25%
	Ore Grade	%	1.56	1.87	-17%	1.63	1.92	-15%
	Recovery Rate	%	89.82	93.39	-4%	91.05	93.84	-3%
	MT Produced	MT	12,483	11,531	8%	34,139	32,994	3%

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

APPENDIX 3: EBITDA Reconciliation (in thousand US$)

EBITDA RECONCILIATION (in thousand US$)

	3Q18	3Q17	9M18	9M17
Net Income	-14,185	-5,117	55,678	65,394
Add / Substract:	67,312	123,469	183,603	190,226
Provision for income tax, net	-136	18,041	23,413	27,074
Share in associated companies by the equity method, net	-22,151	32,908	-71,173	-8,901
Provision for contingencies	11,611	1,512	11,292	13,328
Interest income	-1,604	-2,178	-3,781	-4,651
Interest expense	9,991	10,369	28,316	25,838
Loss on currency exchange difference	473	1,872	21	-2,343
Long Term Compensation provision	875	187	4,034	183
Depreciation and Amortization	63,414	58,464	178,253	139,599
Workers´ participation provision	-1,204	800	866	2,244
Bonus provision - executives & employees	3,080	0	8,648	0
Loss from discontinued operations	536	1,494	1,287	-2,145
Write-off of development cost	1,293	0	1,293	0
Write-off of talings dam	1,134	0	1,134	0
EBITDA Buenaventura Direct Operations	53,127	118,352	239,281	255,620
EBITDA Yanacocha (43.65%)	24,963	3,840	42,311	-8,160
EBITDA Cerro Verde (19.58%)	51,591	49,523	195,443	181,620
EBITDA Coimolache (40.095%)	13,427	14,951	30,863	34,566
EBITDA Buenaventura + All Associates	143,109	186,667	507,898	463,645

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended September 30		For the 9 months ended September 30
	2018	2017	2018	2017
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	156,394	180,870	469,553	458,604
Add:
Consolidated Exploration in units in operation	22,188	27,591	69,633	68,793
Consolidated Commercial deductions	47,357	65,710	145,550	188,509
Consolidated Selling expenses	7,597	5,907	20,366	16,074
Consolidated Cost applicable to sales	233,536	280,078	705,102	731,980

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization
(by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended September 30		For the 9 months ended September 30
	2018	2017	2018	2017
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	0	12	19	-3
Julcani, Silver	6,225	7,963	17,396	19,645
Julcani, Lead	306	1,039	1,032	2,157
Julcani, Copper	38	15	67	100
Mallay, Gold	23	24	21	218
Mallay, Silver	1,025	1,286	3,369	6,305
Mallay, Lead	519	719	1,667	3,529
Mallay, Zinc	972	1,675	4,101	6,541
Orcopampa, Gold	22,078	27,995	70,638	75,856
Orcopampa, Silver	936	986	2,720	3,196
Orcopampa, Copper	-193	70	-77	151
Uchucchacua, Gold	-4	44	41	96
Uchucchacua, Silver	22,938	30,301	74,413	80,871
Uchucchacua, Lead	4,281	3,673	11,796	8,668
Uchucchacua, Zinc	5,000	4,138	14,555	7,893
Tambomayo, Gold	16,397	16,386	42,764	19,499
Tambomayo, Silver	5,087	5,299	16,071	6,029
Tambomayo, Zinc	726	1,134	1,986	1,148
Tambomayo, Lead	1,236	724	5,110	733
La Zanja, Gold	15,360	26,045	49,704	73,203
La Zanja, Silver	499	715	1,995	2,059
El Brocal, Gold	1,514	2,003	6,057	5,143
El Brocal, Silver	6,668	4,824	13,786	14,391
El Brocal, Lead	5,184	3,579	12,115	11,615
El Brocal, Zinc	5,608	10,731	32,500	34,103
El Brocal, Copper	32,967	25,525	81,799	65,367
Non Mining Units	1,003	3,963	3,909	10,090
Consolidated Cost of sales, excluding depreciation and amortization	156,394	180,870	469,553	458,604

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended September 30		For the 9 months ended September 30
	2018	2017	2018	2017
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	0	5	7	-1
Julcani, Silver	2,094	3,460	6,361	8,980
Julcani, Lead	103	452	377	986
Julcani, Copper	13	7	25	46
Mallay, Gold	1	5	1	67
Mallay, Silver	31	294	207	1,928
Mallay, Lead	16	165	102	1,079
Mallay, Zinc	29	384	252	2,000
Orcopampa, Gold	7,232	9,503	24,212	26,569
Orcopampa, Silver	307	335	932	1,119
Orcopampa, Copper	-63	24	-26	53
Uchucchacua, Gold	-1	11	6	21
Uchucchacua, Silver	3,300	7,440	11,610	17,581
Uchucchacua, Lead	616	902	1,840	1,884
Uchucchacua, Zinc	719	1,016	2,271	1,716
Tambomayo, Gold	3,568	2,437	8,817	2,782
Tambomayo, Silver	1,107	788	3,313	860
Tambomayo, Lead	158	169	409	164
Tambomayo, Zinc	269	108	1,054	105
La Zanja, Gold	5	86	69	832
La Zanja, Silver	0	2	3	23
El Brocal, Gold	78	0	323	0
El Brocal, Silver	345	0	734	0
El Brocal, Lead	268	0	645	0
El Brocal, Zinc	290	0	1,731	0
El Brocal, Copper	1,704	0	4,357	0
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	22,188	27,591	69,633	68,793

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)

	For the 3 months ended September 30		For the 9 months ended September 30
	2018	2017	2018	2017
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
	0	1	3	-1
	923	1,174	2,584	3,090
	48	149	153	334
	5	3	9	18
	5	5	5	69
	204	327	820	1,896
	100	182	407	1,068
	362	398	1,200	2,280
	109	313	709	680
	19	42	110	137
	-18	14	-3	28
	-2	12	7	29
	6,878	10,001	23,669	27,471
	643	1,164	2,494	2,862
	1,114	5,117	5,741	9,113
	89	73	328	75
	258	799	849	799
	300	284	549	284
	337	399	1,298	399
	65	85	267	200
	8	2	20	4
	1,480	2,497	5,969	6,954
	2,643	3,239	6,586	10,953
	598	1,600	1,702	6,732
	28	6,339	8,352	27,269
	31,161	31,492	81,723	85,766
	0	0	0	0
Consolidated Commercial deductions in units in operation	47,357	65,710	145,550	188,509

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated

	For the 3 months ended September 30		For the 9 months ended September 30
	2018	2017	2018	2017
	(in thousands of US$)
	0	0	0	0
	112	175	222	409
	5	23	13	45
	1	0	1	2
	1	1	1	11
	65	63	159	316
	33	35	78	177
	61	82	193	328
	176	293	613	731
	7	10	24	31
	-2	1	-1	1
	0	2	2	3
	1,742	1,252	4,343	2,931
	325	152	688	314
	380	171	849	286
	544	244	1,237	263
	169	79	465	81
	24	17	57	15
	41	11	148	10
	210	162	574	666
	7	4	23	19
	92	114	384	311
	405	274	875	870
	315	204	769	703
	341	610	2,062	2,063
	2,003	1,452	5,191	3,954
	540	476	1,395	1,533
	7,597	5,907	20,366	16,074

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

	JULCANI												JULCANI
	3Q 2018						3Q 2017						9M 2018						9M 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	6,225	306	-	38	6,569	12	7,963	1,039	-	15	9,030	19	17,396	1,032	-	67	18,514	-3	19,645	2,157	-	100	21,900
Add:
Exploration Expenses (US$000)	-	2,094	103	-	13	2,210	5	3,460	452	-	7	3,923	7	6,361	377	-	25	6,770	-1	8,980	986	-	46	10,011
Commercial Deductions (US$000)	0	923	48	-	5	976	1	1,174	149	-	3	1,327	3	2,584	153	-	9	2,749	-1	3,090	334	-	18	3,441
Selling Expenses (US$000)	-	112	5	-	1	118	0.26	174.62	22.79	-	0.33	198	0	222	13	-	1	236	-0	409	45	-	2	456
Cost Applicable to Sales (US$000)	0	9,354	462	-	56	9,873	19	12,771	1,663	-	25	14,478	28	26,563	1,576	-	102	28,269	-5	32,125	3,522	-	166	35,808
Divide:
Volume Sold	-	639,454	235	-	7	Not Applicable	13	829,755	722	-	3	Not Applicable	11	1,733,159	678	-	13	Not Applicable	21	2,136,488	1,604	-	28	No Aplicable
CAS	-	14.63	1,968	-	8,616	Not Applicable	1,442	15.39	2,304	-	7,653	Not Applicable	2,518	15.33	2,323	-	7,807	No Applicable	-	15.04	2,195	-	5,928	No Applicable

	MALLAY												MALLAY
	3Q 2018						3Q 2017						9M 2018						9M 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	23.42	1,025	519	972	-	2,539	24	1,286	719	1,675	-	3,704	21	3,369	1,667	4,101	-	9,158	218	6,305	3,529	6,541	-	16,593
Add:
Exploration Expenses (US$000)	1	31	16	29	-	76	5	294	165	384	-	848	1	207	102	252	-	563	67	1,928	1,079	2,000	-	5,074
Commercial Deductions (US$000)	5	204	100	362	-	671	5	327	182	398	-	912	5	820	407	1,200	-	2,432	69	1,896	1,068	2,280	-	5,313
Selling Expenses (US$000)	1	65	33	61	-	160	1	63	35	82	-	182	1	159	78	193	-	431	11	316	177	328	-	831
Cost Applicable to Sales (US$000)	30	1,325	667	1,424	-	3,446	36	1,970	1,101	2,539	-	5,646	29	4,555	2,254	5,747	-	12,584	365	10,444	5,853	11,148	-	27,811
Divide:
Volume Sold	27	101,118	371	720	-	Not Applicable	1	160,298	600	1,132	-	Not Applicable	31	361,565	1,245	2,438	-	Not Applicable	346	781,431	3,111	4,773	-	Not Applicable
CAS	1,111	13.10	1,796	1,979	-	Not Applicable	30,452	12.29	1,837	2,243	-	Not Applicable	932	12.60	1,810	2,357	-	No Applicable	1,056	13.37	1,881	2,336	-	No Applicable

	ORCOPAMPA												ORCOPAMPA
	3Q 2018						3Q 2017						9M 2018						9M 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	22,078	936	-	-	-193	22,821	27,995	986	-	-	70	29,052	70,638	2,720	-	-	-77	73,281	75,856	3,196	-	-	151	79,202
Add:					-
Exploration Expenses (US$000)	7,232	307	-	-	-63	7,475	9,503	335	-	-	24	9,862	24,212	932	-	-	-26	25,118	26,569	1,119	-	-	53	27,741
Commercial Deductions (US$000)	109	19	-	-	-18	110	313	42	-	-	14	369	709	110	-	-	-3	816	680	137	-	-	28	845
Selling Expenses (US$000)	176	7	-	-	-2	182	293	10	-	-	1	304	613	24	-	-	-1	636	731	31	-	-	1	763
Cost Applicable to Sales (US$000)	29,595	1,269	-	-	276	30,588	38,104	1,373	-	-	109	39,587	96,172	3,786	-	-	-107	99,851	103,835	4,483	-	-	233	108,551
Divide:
Volume Sold	28,144	97,010	-	-	2	Not Applicable	54,544	150,956	-	-	27	Not Applicable	103,314	323,631	-	-	42	Not Applicable	139,466	443,660	-	-	57	Not Applicable
CAS	1,052	13.08	-	-	-	Not Applicable	699	9.10	-	-	-	Not Applicable	931	11.70	-	-	-	No Applicable	745	10.11	-	-	4,059	No Applicable

	UCHUCCHACUA												UCHUCCHACUA
	3Q 2018						3Q 2017						9M 2018						9M 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-4	22,938	4,281	5,000	-	32,215	44	30,301	3,673	4,138	-	38,156	41	74,413	11,796	14,555	-	100,804	96	80,871	8,668	7,893	-	97,528
Add:
Exploration Expenses (US$000)	-1	3,300	616	719	-	4,635	11	7,440	902	1,016	-	9,369	6	11,610	1,840	2,271	-	15,727	21	17,581	1,884	1,716	-	21,202
Commercial Deductions (US$000)	-2	6,878	643	1,114	-	8,632	12	10,001	1,164	5,117	-	16,294	7	23,669	2,494	5,741	-	31,910	29	27,471	2,862	9,113	-	39,475
Selling Expenses (US$000)	-0	1,742	325	380	-	2,446	2	1,252	152	171	-	1,577	2	4,343	688	849	-	5,883	3	2,931	314	286	-	3,535
Cost Applicable to Sales (US$000)	-7	34,858	5,866	7,213	-	47,928	68	48,994	5,890	10,442	-	65,395	56	114,034	16,818	23,416	-	154,324	149	128,855	13,728	19,008	-	161,740
Divide:
Volume Sold	50	3,515,670	4,697	4,898	-	Not Applicable	55	4,452,812	3,584	3,291	-	Not Applicable	207	11,494,222	12,518	12,483	-	Not Applicable	133	11,836,518	8,762	6,589	-	Not Applicable
CAS	-	9.91	1,249	1,473	-	No Applicable	1,243	11.00	1,644	3,173	-	No Applicable	272	9.92	1,344	1,876	-	No Applicable	1,119	10.89	1,567	2,885	-	No Applicable

	TAMBOMAYO												TAMBOMAYO
	3Q 2018						3Q 2017						9M 2018						9M 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	16,397	5,087	726	1,236	-	23,446	16,386	5,299	1,134	724.46	-	23,544	42,764	16,071	1,986	5,110	-	65,931	19,499	6,029	1,148	733	-	27,409
Add:
Exploration Expenses (US$000)	3,568	1,107	158	269	-	5,102	2,437	788	169	108	-	3,501	8,817	3,313	409	1,054	-	13,593	2,782	860	164	105	-	3,910
Commercial Deductions (US$000)	89	258	300	337	-	984	73	799	284	399	-	1,555	328	849	549	1,298	-	3,025	75	799	284	399	-	1,558
Selling Expenses (US$000)	544	169	24	41	-	778	244	79	17	11	-	350	1,237	465	57	148	-	1,907	263	81	15	10	-	370
Cost Applicable to Sales (US$000)	20,599	6,621	1,207	1,883	-	30,310	19,139	6,965	1,604	1,242	-	28,950	53,146	20,698	3,002	7,610	-	84,456	22,620	7,769	1,611	1,247	-	33,247
Divide:
Volume Sold	32,101	926,741	1,006	1,830	-	Not Applicable	26,799	656,070	884	491	-	Not Applicable	93,520	2,907,404	2,560	5,374	-	Not Applicable	31,639	737,524	884	491	-	Not Applicable
CAS	642	7.14	1,200	1,029	-	No Applicable	714	10.62	1,814	2,529	-	No Applicable	568	7.12	1,173	1,416	-	No Applicable	715	10.53	1,822	2,539	-	Not Applicable

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

	LA ZANJA												LA ZANJA
	3Q 2018						3Q 2017						9M 2018						9M 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	15,360	499	-	-	-	15,859	26,045	715	-	-	-	26,760	49,704	1,995	-	-	-	51,699	73,203	2,059	-	-	-	75,263
Add:
Exploration Expenses (US$000)	5	0	-	-	-	5	86	2	-	-	-	88	69	3	-	-	-	72	832	23	-	-	-	855
Commercial Deductions (US$000)	65	8	-	-	-	73	85	2	-	-	-	87	267	20	-	-	-	287	200	4	-	-	-	204
Selling Expenses (US$000)	210	7	-	-	-	217	162	4	-	-	-	166	574	23	-	-	-	597	666	19	-	-	-	685
Cost Applicable to Sales (US$000)	15,639	515	-	-	-	16,154	26,378	724	-	-	-	27,101	50,614	2,041	-	-	-	52,655	74,901	2,105	-	-	-	77,007
Divide:
Volume Sold	18,419	46,130	-	-	-	Not Applicable	34,662	73,619	-	-	-	Not Applicable	54,136	169,748	-	-	-	Not Applicable	98,338	202,468	-	-	-	Not Applicable
CAS	849	11.16	-	-	-	Not Applicable	761	9.83	-	-	-	Not Applicable	935	12.02	-	-	-	No Applicable	762	10.40	-	-	-	Not Applicable

	BROCAL												BROCAL
	3Q 2018						3Q 2017						9M 2018						9M 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,514	6,668	5,184	5,608	32,967	51,942	2,003	4,824	3,579	10,731	25,525	46,662	6,057	13,786	12,115	32,500	81,799	146,257	5,143	14,391	11,615	34,103	65,367	130,619
Add:
Exploration Expenses (US$000)	78	345	268	290	1,704	2,685	-	-	-	-	-	-	323	734	645	1,731	4,357	7,790	-	-	-	-	-	-
Commercial Deductions (US$000)	1,480	2,643	598	28	31,161	35,911	2,497	3,239	1,600	6,339	31,492	45,166	5,969	6,586	1,702	8,352	81,723	104,331	6,954	10,953	6,732	27,269	85,766	137,674
Selling Expenses (US$000)	92	405	315	341	2,003	3,156	114	274	204	610	1,452	2,654	384	875	769	2,062	5,191	9,281	311	870	703	2,063	3,954	7,901
Cost Applicable to Sales (US$000)	3,165	10,061	6,365	6,267	67,836	93,694	4,614	8,337	5,382	17,681	58,469	94,482	12,733	21,981	15,231	44,644	173,069	267,659	12,408	26,215	19,050	63,435	155,086	276,194
Divide:
Volume Sold	2,685	974,775	5,636	7,712	11,816	Not Applicable	4,401	831,154	4,290	9,884	11,243	Not Applicable	11,815	2,285,936	13,465	29,450	32,187	Not Applicable	11,452	2,406,971	14,837	33,835	31,066	Not Applicable
CAS	1,179	10.32	1,129	813	5,741	Not Applicable	1,048	10.03	1,255	1,789	5,201	Not Applicable	1,078	9.62	1,131	1,516	5,377	No Applicable	1,084	10.89	1,284	1,875	4,992	Not Applicable

	NON MINING COMPANIES												NON MINING COMPANIES
	3Q 2018						3Q 2017						9M 2018						9M 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	1,003	-	-	-	-	-	3,963	-	-	-	-	-	3,909	-	-	-	-	-	10,090
Add:						-						-						-						-
Selling Expenses (US$000)	-	-	-	-	-	540	-	-	-	-	-	476	-	-	-	-	-	1,395	-	-	-	-	-	1,533
Total (US$000)	-	-	-	-	-	1,543	-	-	-	-	-	4,439	-	-	-	-	-	5,304	-	-	-	-	-	11,623

	BUENAVENTURA CONSOLIDATED												BUENAVENTURA CONSOLIDATED
	3Q 2018						3Q 2017						9M 2018						9M 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	55,368	43,378	11,016	12,816	32,812	156,394	72,509	51,374	10,144	17,269	25,611	180,870	169,243	129,750	28,595	56,266	81,789	469,553	174,013	132,497	27,117	49,270	65,618	458,604
Add:
Exploration Expenses (US$000)	10,883	7,184	1,160	1,307	1,654	22,188	12,047	12,319	1,687	1,507	31	27,591	33,435	23,161	3,375	5,308	4,355	69,633	30,268	30,492	4,113	3,821	99	68,793
Commercial Deductions (US$000)	1,747	10,934	1,688	1,841	31,148	47,357	2,986	15,583	3,379	12,253	31,509	65,710	7,287	34,638	5,305	16,591	81,729	145,550	8,006	44,351	11,280	39,061	85,811	188,509
Selling Expenses (US$000)	1,023	2,506	702	823	2,002	7,597	815	1,858	430	874	1,453	5,907	2,812	6,109	1,606	3,253	5,191	20,366	1,986	4,657	1,254	2,686	3,958	16,074
Cost Applicable to Sales (US$000)	69,021	64,002	14,567	16,787	67,616	233,536	88,357	81,135	15,640	31,904	58,604	280,078	212,777	193,657	38,881	81,417	173,065	705,102	214,273	211,997	43,765	94,838	155,486	731,980
Divide:
Volume Sold	81,427	6,300,897	11,945	15,161	11,825	Not Applicable	120,475	7,154,665	10,079	14,798	11,273	Not Applicable	263,034	19,275,666	30,467	49,745	32,242	Not Applicable	281,395	18,545,059	29,199	45,688	31,152	Not Applicable
CAS	848	10.16	1,220	1,107	5,718	Not Applicable	733	11.34	1,552	2,156	5,199	Not Applicable	809	10.05	1,276	1,637	5,368	Not Applicable	761	11.43	1,499	2,076	4,991	Not Applicable

	COIMOLACHE												COIMOLACHE
	3Q 2018						3Q 2017						9M 2018						9M 2017
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	27,408	1,489	-	-	-	28,897	16,409	1,106	-	-	-	17,515	65,479	4,032	-	-	-	69,511	44,509	3,063	-	-	-	47,572
Add:
Exploration Expenses (US$000)	4,059	221	-	-	-	4,280	3,375	227	-	-	-	3,602	11,296	695	-	-	-	11,991	6,684	460	-	-	-	7,144
Commercial Deductions (US$000)	176	10	-	-	-	187	153	11	-	-	-	163	407	27	-	-	-	434	378	37	-	-	-	415
Selling Expenses (US$000)	286	16	-	-	-	302	233	16	-	-	-	249	752	46	-	-	-	798	560	39	-	-	-	599
Cost Applicable to Sales (US$000)	31,930	1,736	-	-	-	33,666	20,170	1,359	-	-	-	21,529	77,933	4,801	-	-	-	82,734	52,132	3,599	-	-	-	55,730
Divide:
Volume Sold	53,859	234,844	-	-	-	Not Applicable	41,621	212,808	-	-	-	Not Applicable	120,415	589,071	-	-	-	Not Applicable	104,217	521,327	-	-	-	Not Applicable
CAS	593	7.39	-	-	-	Not Applicable	485	6.39	-	-	-	Not Applicable	647	8.15	-	-	-	No Applicable	500	6.90	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

APPENDIX 5: ALL-IN SUSTAINING COST

Buenaventura
All-in Sustaining Cost for 3Q18

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	3Q18		3Q18		3Q18		3Q18
Au Ounces Sold BVN		60,322
Au Ounces bought from La Zanja
Au Ounces Sold Net		60,322		18,419		53,859		91,691

	3Q18		3Q18		3Q18		3Q18
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	94,133	1,560	16,210	880	28,898	537	114,321	1,247
Exploration in Operating Units	19,498	323	5	0	4,279	79	21,216	231
Royalties	4,266	71	0	0		0	4,266	47
Comercial Deductions[4]	11,373	189	73	4	187	3	11,487	125
Selling Expenses	3,815	63	217	12	303	6	4,052	44
Administrative Expenses	11,978	199	1,463	79	2,129	40	13,608	148
Other, net	9,046	150	-1,155	-63	-388	-7	8,278	90
Sustaining Capex[5]	11,142	185	397	22	15,523	288	17,576	192

By-product Credit	-99,506	-1,650	-689	-37	-3,467	-64	-1,756	-19

All-in Sustaining Cost	65,745	1,090	16,522	897	47,464	881	93,542	1,020

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Buenaventura
All-in Sustaining Cost for 3Q17

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	3Q17		3Q17		3Q17		3Q17
Au Ounces Sold BVN		81,412
Au Ounces bought from La Zanja
Au Ounces Sold Net		81,412		34,662		41,621		116,492

	3Q17		3Q17		3Q17		3Q17
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	107,950	1,326	27,067	781	16,978	408	129,119	1,108
Exploration in Operating Units	27,503	338	88	3	4,140	99	29,210	251
Royalties	5,867	72		0		0	5,867	50
Comercial Deductions[4]	20,457	251	87	3	163	4	20,569	177
Selling Expenses	2,646	33	131	4	249	6	2,815	24
Administrative Expenses	12,608	155	602	17	1,019	24	13,336	114
Other, net	1,646	20	409	12	-183	-4	1,790	15
Sustaining Capex[5]	23,084	284	6,989	202	15,636	376	33,062	284

By-product Credit	-131,312	-1,613	-1,220	-35	-3,571	-86	-2,079	-18

All-in Sustaining Cost	70,449	865	34,153	985	34,431	827	102,376	879

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Buenaventura
All-in Sustaining Cost for 9M18

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	9M18		9M18		9M18		9M18
Au Ounces Sold BVN		197,083
Au Ounces bought from La Zanja
Au Ounces Sold Net		197,083		54,136		120,415		274,088

	9M18		9M18		9M18		9M18
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	287,018	1,456	52,670	973	69,512	577	342,836	1,251
Exploration in Operating Units	61,771	313	72	1	11,990	100	66,617	243
Royalties	15,851	80		0		0	15,851	58
Comercial Deductions[4]	40,932	208	287	5	434	4	41,258	151
Selling Expenses	9,486	48	597	11	798	7	10,123	37
Administrative Expenses	48,553	246	2,588	48	4,056	34	51,552	188
Other, net	18,457	94	24	0	-271	-2	18,361	67
Sustaining Capex[5]	29,771	151	7,281	134	25,189	209	43,733	160

By-product Credit	-355,831	-1,805	-2,738	-51	-9,346	-78	-5,200	-19

All-in Sustaining Cost	156,007	792	60,781	1,123	102,362	850	229,300	837

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Buenaventura
All-in Sustaining Cost for 9M17

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	9M17		9M17		9M17		9M17
Au Ounces Sold BVN		198,883
Au Ounces bought from La Zanja		-27,278
Au Ounces Sold Net		171,605		98,015		104,217		265,398

	9M17		9M17		9M17		9M17
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	261,204	1,522	75,279	768	47,572	456	320,221	1,207
Exploration in Operating Units	67,938	396	855	9	7,144	69	71,256	268
Royalties	14,672	85		0		0	14,672	55
Comercial Deductions[4]	50,632	295	868	9	415	4	51,259	193
Selling Expenses	6,122	36	518	5	599	6	6,637	25
Administrative Expenses	39,994	233	1,687	17	2,718	26	41,979	158
Other, net	5,306	31	572	6	-363	-3	5,464	21
Sustaining Capex[5]	36,941	215	9,665	99	19,963	192	50,074	189

By-product Credit	-331,457	-1,932	-3,140	-32	-8,892	-85	-5,231	-20

All-in Sustaining Cost	151,352	882	86,304	881	69,156	664	224,873	847

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

APPENDIX 6
Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Financial Position
As of September 30, 2018 and December 31, 2017
	2018	2017
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	354,945	214,551
Trade and other accounts receivable, net	235,996	314,308
Inventory, net	129,202	132,287
Income tax credit	24,478	23,165
Prepaid expenses	9,906	17,551
Hedge derivative financial instruments	11,167	-
	765,694	701,862

Non-current assets
Trade and other receivables, net	39,780	44,191
Long-term inventory	4,574	3,238
Investment in associates	1,548,156	1,536,887
Mining concessions, development costs, property, plant and equipment, net	1,875,455	1,949,555
Investment properties, net	253	222
Deferred income tax asset, net	29,631	43,129
Prepaid expenses	26,799	27,555
Long-term income tax credit	229	3,413
Other assets	22,050	22,761
	3,546,927	3,630,951

Total assets	4,312,621	4,332,813

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	95,000	96,215
Trade and other payables	164,569	233,355
Provisions	100,364	76,847
Income tax payable	1,704	2,081
Financial obligations	46,278	83,991
Hedge derivative financial instruments	-	28,705
	407,915	521,194

Non-current liabilities
Trade and other payables	660	663
Provisions	186,922	164,877
Financial obligations	553,064	549,092
Contingent consideration liability	17,570	17,570
Deferred income tax liability, net	27,267	15,790
	785,483	747,992

Total liabilities	1,193,398	1,269,186

Shareholders’ equity, net
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,115	163,071
Other reserves	269	269
Retained earnings	1,763,315	1,728,847
Other reserves of equity	3,089	(13,888)
Shareholders’ equity, net attributable to owners of the parent	2,899,526	2,848,037
Non-controlling interest	219,697	215,590
Total shareholders’ equity, net	3,119,223	3,063,627

Total liabilities and shareholders’ equity, net	4,312,621	4,332,813

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Income
For the three and nine-month periods ended September 30, 2018 and 2017

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2018	2017	2018	2017
Continuing operations	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales of goods	262,342	355,085	883,149	867,439
Net sales of services	3,736	8,186	13,283	20,714
Royalty income	5,775	5,485	14,925	15,595
Total operating income	271,853	368,756	911,357	903,748

Operating costs
Cost of sales, without considering depreciation and amortization	(155,661)	(176,962)	(466,332)	(448,980)
Cost of services, without considering depreciation and amortization	(733)	(3,908)	(3,221)	(9,624)
Depreciation and amortization	(63,414)	(58,464)	(178,253)	(139,599)
Exploration in operating units	(22,188)	(27,591)	(69,633)	(68,793)
Mining royalties	(5,229)	(8,907)	(18,175)	(22,555)
Total operating costs	(247,225)	(275,832)	(735,614)	(689,551)

Gross profit	24,628	92,924	175,743	214,197

Operating expenses, net
Administrative expenses	(15,880)	(20,226)	(61,655)	(60,940)
Exploration in non-operating areas	(9,758)	(4,388)	(24,846)	(12,216)
Selling expenses	(7,597)	(5,907)	(20,366)	(16,074)
Provision for contingencies and others	(11,611)	(1,512)	(11,292)	(13,328)
Other, net	(6,858)	(3,502)	(23,823)	(11,373)
Total operating expenses, net	(51,704)	(35,535)	(141,982)	(113,931)

Operating profit	(27,076)	57,389	33,761	100,266

Other income (expense), net
Share in the results of associates	22,151	(32,908)	71,173	8,901
Financial income	1,604	2,178	3,781	4,651
Financial costs	(9,991)	(10,369)	(28,316)	(25,838)
Net gain (loss) from currency exchange difference	(473)	(1,872)	(21)	2,343
Total other income, net	13,291	(42,971)	46,617	(9,943)

Profit (loss) before income tax	(13,785)	14,418	80,378	90,323

Current income tax	2,354	(8,188)	(11,377)	(18,846)
Deferred income tax	(2,218)	(9,853)	(12,036)	(8,228)

Profit (loss) from continuing operations	(13,649)	(3,623)	56,965	63,249

Discontinued operations
Profit (loss) from discontinued operations	(536)	(1,494)	(1,287)	2,145
Net profit (loss)	(14,185)	(5,117)	55,678	65,394

Attributable to:
Owners of the parent	(10,287)	(12,023)	59,409	52,513
Non-controlling interest	(3,898)	6,906	(3,731)	12,881
	(14,185)	(5,117)	55,678	65,394

Basic and diluted profit (loss) per share attributable to
equity holders of the parent, stated in U.S. dollars	(0.04)	(0.05)	0.23	0.21

Weighted average number of shares outstanding
(common and investment), in units	253,986,867	253,986,867	253,986,867	253,986,867

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Cash Flows
For the three and nine-month periods ended September 30, 2018 and 2017

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2018	2017	2018	2017
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	251,382	316,646	951,930	848,880
Value Added Tax recovered	20,490	28,376	71,310	90,373
Proceeds from dividends	758	1,857	44,563	7,032
Royalty received	4,542	4,511	14,180	16,020
Interest received	747	33	902	3,150
Payments to suppliers and third-parties	(191,731)	(209,375)	(637,068)	(647,965)
Payments to employees	(38,520)	(36,553)	(126,566)	(123,552)
Payment of income taxes	(7,915)	(3,245)	(28,345)	(19,784)
Payments of interest	(8,999)	(7,184)	(22,657)	(21,355)
Payments of mining royalties	(2,663)	(5,867)	(10,944)	(14,672)

Net cash and cash equivalents provided by operating activities	28,091	89,199	257,305	138,127

Investing activities
Proceeds from sales of mining concessions, property, plant and equipment	314	266	374	1,704
Proceeds from loans	-	-	-	124,800
Acquisitions of mining concessions, development costs, property, plant and equipment	(18,504)	(47,933)	(70,097)	(196,841)
Payments to other assets	(1,526)	-	(2,992)	-

Net cash and cash equivalents (provided by) used in investing activities	(19,716)	(47,667)	(72,715)	(70,337)

Financing activities
Proceeds of bank loans	-	-	80,000	245,000
Payments of bank loans	-	-	(80,000)	(165,000)
Payments of financial obligations	(10,075)	(7,010)	(32,603)	(22,746)
Dividends paid to controlling interest	-	-	(7,554)	(14,479)
Dividends paid to non-controlling interest	(2,213)	(1,320)	(3,960)	(4,516)
Increase of restricted bank accounts	(83)	1,635	(79)	(1,106)

Net cash and cash equivalents provided by (used in) financing activities	(12,371)	(6,695)	(44,196)	37,153

Net increase in cash and cash equivalents during the period	(3,996)	34,837	140,394	104,943
Cash and cash equivalents at the beginning of the period	358,941	150,650	214,551	80,544

Cash and cash equivalents at period-end	354,945	185,487	354,945	185,487

Compañía de Minas Buenaventura S.A.A.
Third Quarter 2017 Results

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2018	2017	2018	2017
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net loss	(14,185)	(5,117)	55,678	65,394

Plus (less):
Depreciation and amortization	63,414	58,464	178,253	139,599
Hedge derivative instruments	(4,426)	1,904	11,317	7,633
Deferred income tax expense (income)	2,218	9,853	12,036	8,228
Provision for estimated fair value of embedded derivatives related to concentrate
sales and adjustments on open liquidations	498	(3,583)	15,875	(7,389)
Income attributable to non-controlling interest	3,898	(6,906)	3,731	(12,881)
Accretion expense of provision for closure of mining units and exploration projects	(1,498)	600	762	2,108
Net share in results of associates	(22,151)	32,908	(71,173)	(8,901)
Recovery (expense) for provision for contingencies	11,611	1,512	11,292	13,328
Net loss (gain) from currency exchange difference	473	1,872	21	(2,343)
Reversal (provision) for impairment loss of inventories	7,649	1,494	7,265	2,302
Bonus provision - executives & employes	10,014	-	10,014	-
Other net	10,980	(7,900)	4,235	(6,765)

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	(5,845)	4,648	66,752	19,051
Inventories	7,878	12,951	1,749	(11,123)
Income tax credit	(7,841)	(167)	1,871	1,535
Prepaid expenses	5,536	1,860	8,401	5,375
Increase (decrease) in operating liabilities -
Trade and other accounts payable	(2,888)	(9,723)	(68,789)	(54,776)
Provisions	(38,292)	(7,571)	(36,171)	(22,174)
Income tax payable	290	243	(377)	(7,106)

Proceeds from dividends	758	1,857	44,563	7,032

Net cash and cash equivalents provided by operating activities	28,091	89,199	257,305	138,127